UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Strategic Acquisitions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

NextCoal International, Inc.

1459 Shunpike Road

Cambridge, NY 12816

(802) 375 7504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 86269D 10 6	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NextCoal International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000, common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 86269D 10 6	Schedule 13D	Page 3 of 6 Pages

1) Percentage of total voting power represents voting power with respect to all shares of the Common Stock (1,740,000 common shares issued and outstanding), as a single class. Shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U. S. Securities and Exchange Commission (“SEC”) on November 14, 2016.

Item 1.		Security and Issuer

	(a)	Name of Issuer:

Strategic Acquisitions, Inc., a Nevada corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

2 Gold St – PH 12
New York, NY 10038

Item 2.		Identity and Background.

	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

NextCoal International, Inc. 1459 Shunpike Road Cambridge, NY 12816

Item 3. Source and Amount of Funds or Other Consideration.

On or about December 30, 2016, NextCoal International, Inc. ("Reporting Person") purchased 125,000 Common shares for $50,000 in a private transaction directly from John P. O'Shea, the Issuer's largest shareholder. The funds to purchase these shares came directly from the bank account of Andrzej Krakowski, on behalf of the Reporting Person. The funds came from savings Mr. Andrzej Krakowski had on hand.

CUSIP No. 86269D 10 6	Schedule 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

As of the close of business on December 30, 2016 NextCoal International, Inc., a Wyoming corporation, beneficially owns 125,000 shares of the Issuer's Common shares. Jonathan Braun is the President of NextCoal International, Inc. He has the ultimate voting control over the shares held by this entity. The 125,000 Common shares were purchased in a private transaction from John P. O'Shea, the largest shareholder of Strategic Acquisitions, Inc.

(b) Percent of Class:

As of the close of business on December 30, 2016, NextCoal International, Inc., a Wyoming corporation, beneficially owns 7.18% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 1,740,000 issued and outstanding Common shares. Percentage of Total Voting Power is calculated based on 1,740,000 Common shares issued and outstanding. This was reported in the Issuer’s the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016.

CUSIP No. 86269D 10 6	Schedule 13D	Page 5 of 6 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 86269D 10 6	Schedule 13D	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Share Purchase Agreement Private Transaction

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NextCoal International, Inc.

December 30, 2016	By:	/s/ Jonathan Braun
Jonathan Braun
President

Exhibit 1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this "Agreement") is made as of December 30, 2016 by and among NextCoal International, Inc. ("Buyer") and John P. O'Shea ("Seller") and T. J. Jesky Law Firm ("Escrow Agent").

W I T N E S S E T H:

WHEREAS, the Buyer have agreed to purchase Common Stock (the "Shares") of Strategic Acquisitions, Inc. (the "Company") owned by Seller through a private sale of the Shares to Buyer; and

WHEREAS, the Seller have agreed to sell the Shares to the Buyer for the purchase price ("Purchase Price");

WHEREAS, the Buyer shall pay the Escrow Agent a fee to act as Escrow Agent, which shall be negotiated between the Buyer and the Escrow Agent;

WHEREAS, Buyer shall deposit funds for the purchase of the shares ("Deposit Funds for Purchase" and requests the release of the Purchase Price after the Shares have been registered and delivered to the Buyer's account; and

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

PURCHASE OF THE SHARES

1.1. Buyer agrees to purchase the Shares from Seller at a price per share of US$0.40. The Buyer shall be purchasing 125,000 Shares from the Seller.

1.2. The Buyer agrees to pay the Escrow Agent's fee to act as Escrow Agent at closing.

1.3. Buyer represents that it has the legal right to purchase the Shares without the consent of any other person. Buyer has made additional representations with respect to its purchase of the Shares. Buyer acknowledges that the Escrow Agent has provided no legal or business advice to Buyer with respect to its investment in the Shares.

1.4 Seller represents that it has the legal right to sell the Shares without the consent of any other person. Seller acknowledges that the Escrow Agent has provided no legal or .siness advice to Seller with respect to its investment in the Shares.

1.5 Seller will deliver to the Escrow Agent a stock certificate or certificates for the Shares, free and clear of all encumbrances and liens, with the appropriate Power of Attorney, signature guaranteed ready to transfer in the name of the Buyer or the Buyer's designee. Upon receipt of the funds, the Escrow Agent will be responsible to send the endorsed shares and corresponding Power of Attorney forms via FedEx to the Buyer. The Buyer will be responsible to send the endorsed Shares to Strategic Acquisitions, Inc.'s authorized transfer agent with directions as to how the Shares should be registered.

ARTICLE 2

TERMS OF THE PURCHASE

2.1. The Escrow Agent hereby agrees to hold the Deposit Funds for the
Purchase Price pending the Buyer's receipt of the endorsed Shares delivered to the Buyer as follows:

Register to:	Deliver to:
NextCoal International, Inc.	1459 Shunpike Rd. Cambridge, NY 12816

2..2. Closing.

(a) Buyer shall deposit the funds in the amount of Fifty Thousand

Dollars US (US$50,000.00) Deposit Funds for Purchase Price with the Escrow Agent.

(b) Once (i) the Escrow Agent receives the Deposit Funds for Purchase Price from Buyer and (ii) the Buyer receives the Shares endorsed and delivered to the Buyer's account as listed in Section 2.1, the Buyer shall confirm the delivery of shares into the Buyer's account in writing to the Escrow Agent (iii) the Escrow Agent shall circulate an escrow release notice for signature listing the amount to be disbursed to the Seller and Escrow Agent and Buyer if there are any funds above the Purchase Price to be remitted to the Buyer from the Deposit Funds for Purchase Price. The form of the escrow release notice here attached as Exhibit 1.

ARTICLE 3

MISCELLANEOUS

3.1. No waiver or any breach of any covenant or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed an extension of the time for performance of any other obligation or act.

3.2. All notices or other communications required or permitted hereunder shall be in writing, and shall be sent by overnight delivery or by fax to the addresses set forth on the signature pages hereto.

3.3. This Agreement shall be binding upon and shall inure to the benefit of the permitted successors and permitted assigns of the parties hereto.

3.4. This Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the parties to be charged or by its agent duly authorized in writing or as otherwise expressly permitted herein.

3.5. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties had prepared the same. Unless otherwise indicated, all references to Articles are to this Agreement.

3.6. The parties hereto expressly agree that this Agreement shall be governed by, interpreted under and construed and enforced in accordance with the laws of the State of New York. Any action to enforce, arising out of, or relating in any way to, any provisions of this Agreement shall only be brought in a state or Federal court sitting in New York City.

3.7. The Escrow Agent duties hereunder may be altered, amended, modified or revoked only by a writing signed by the Seller, Buyer and Escrow Agent.

3.8. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by the Escrow Agent to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be personally liable for any act the Escrow Agent may do or omit to do hereunder while acting in good faith, and any act done or omitted by either of the Escrow Agent pursuant to the advice of their respective attorneys-at-law shall be conclusive evidence of such good faith.

3.9. Each of the Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case either of the Agents obeys or complies with any such order, judgment or decree, such party shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

3.10. The Escrow Agent shall not be liable in any respect on account of the identity, authorization or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for thereunder.

3.11. The Escrow Agent shall be entitled to employ such legal counsel and other experts as the Escrow Agent may deem necessary to properly advise the Escrow Agent in connection with their duties hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation therefor.

3.12. The Escrow Agent responsibilities as agents hereunder shall terminate if either of the Escrow Agent shall resign by written notice to the other parties hereto prior to the closing of the purchase and sale of the Shares. In the event of any such resignation, the Purchase Price shall be returned to the Buyer and the Shares shall be returned to the Seller.

3.13. If either of the Escrow Agent reasonably requires other or further instruments in connection with this Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

3.14. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the documents, Shares or the Purchase Price, or any part thereof, held by the Escrow Agent hereunder, the each of the Agent and Escrow Agent is authorized and directed in its respective sole discretion (1) to retain in the Escrow Agent possession without liability to anyone all or any part of said documents, Shares or Purchase Price until such disputes shall have been settled either by mutual written agreement of the parties concerned by a final order, decree or judgment or a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but the Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings or (2) to return any part of the Purchase Price received to the Buyer and any part of the Shares received to the Seller and cause all other documents delivered with respect to the purchase and sale of the Shares to be deemed null and void or (3) to deliver the Purchase Price, Shares and any other property and documents or parts thereof held by the Agents hereunder to a state or Federal court having competent subject matter jurisdiction and located in the City of New York in accordance with the applicable procedure therefor.

3.15. The Buyer and Seller agrees to indemnify and hold harmless the Escrow Agent and their respective partners, employees, agents and representatives from any and all claims, liabilities, costs or expenses in any way arising from or relating to the duties or performance of either of the Escrow Agent hereunder or the transactions contemplated hereby other than any such claim, liability, cost or expense against the Escrow Agent to the extent the same shall have been determined by final, unappealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the applicable of the Escrow Agent.

******************************

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 30 day of

December, 2016.

SELLER:

John P. O'Shea

[Notary Seal]

Address for Notices:

100 Wall Street 7th Floor

New York, NY 10005

By: /s/ John P. O'Shea

Title: Individual

BUYER:

NextCoal International, Inc.

Address for Notices:

1459 Shunpike Rd.

Cambridge, NY 12816

By: /s/ Jonathan Braun

Name: Jonathan Braun

Title: President